UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36685

Kelso Technologies Inc.
(Translation of registrant's name into English)

305 - 1979 Old Okanagan Hwy, West Kelowna, BC, V4T 3A4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

SUBMITTED HEREWITH

Exhibit	Description

99.1	News Release dated September 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kelso Technologies Inc.
(Registrant)

Date: September 14, 2026	By:	/s/ Jesse Crews
Jesse Crews
	Title:	Chief Executive Officer